SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                                ULTIMISTICS INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                 75-2254390
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)


              Suite 1000, 230 Park Avenue, New York, New York 10169
               (Address of principal executive offices)(ZIP Code)

                   Issuer's telephone number: (212) 309-8707

Securities registered under Section 12(b) of the Act:                       None

Securities registered under Section 12(g) of the Act:
                                                 COMMON STOCK, $.00001 PAR VALUE

                      Name and address of person to receive
                                correspondence:

                               Frederic G. Hassid
                                   Suite 1000
                                 230 Park Avenue
                            New York, New York 10169
                   Telephone (212) 309-8707 FAX (212) 909-0587

                                    Copy to:

                             Jackson L. Morris, Esq.
                            3116 West North A Street
                              Tampa, Florida 33609
                   Telephone (813) 874-8854 FAX (813) 873-9628

                       Exhibit Index is located at page 18

                                TABLE OF CONTENTS

                                                          Page

Item  1.  Business                                           3
Item  2.  Financial Information                              6
Item  3.  Properties                                         9
Item  4.  Security Ownership of Certain
               Beneficial Owners and Management             12
Item  5.  Directors and Executive Officers                  14
Item  6.  Executive Compensation                            15
Item  7.  Certain Relationships and Related
               Transactions                                 15
Item  8.  Legal Proceedings                                 15
Item  9.  Market Price of and Dividends on the
               Registrant's Common Equity and
               Related Stockholder Matters                  15
Item 10.  Recent Sales of Unregistered Securities           16
Item 11.  Description of Registrant's Securities
               to be Registered                             17
Item 12.  Indemnification of Directors and Officers         17
Item 13.  Financial Statements and Supplementary Data       18
Item 14.  Changes In and Disagreements With
               Accountants on Accounting and
               Financial Disclosure                         18
Item 15.  Financial Statements and Exhibits
                (including index)                           18
Signatures                                                  19
Exhibits

Item 1.  Business.

     The Registrant, Ultimistics Inc., (the "Company") was incorporated in Delaware in 1988 and issued twenty-five million shares of Common Stock to Texas American Group, Inc., the Company's founder, at a total price of $250. That same year, the Company registered and made a public offering of 4,757,199 shares of Common Stock, including an aggregate of 4,757,199 shares of its common stock and equal number of Class A, B and C warrants for distribution to the stockholders of Texas American Group, Inc., as a blank check company, registered with the Securities and Exchange Commission on Form S-18 in 1988. The public offering was made in the form of a dividend in kind to the stockholders of Texas American Group, Inc. of Dallas, Texas, a firm which specialized in the creation of publicly owned "blank check" or "blind pool companies" though a mechanism know as a "dividend spin-off". The Company did not make any acquisitions of an opportunity or business at that time. In 1989, Class A warrants were exercised for the purchase of 2,381 shares at a price of $746. In 1989, the Common Stock of the Company which was then issued and outstanding was stock split in a ratio of two shares for each one share and the Company received a contribution of 23,398,267 shares from a controlling stockholder (affiliates of the Texas American Group, Inc.) for cancellation in anticipation of a change in management control of the Company to certain French nationals and residents in connection with an agreement pursuant to which a majority of the Company's issued and outstanding common stock was expected to be purchased by Vestin, Inc., a dormant, privately owned Delaware corporation. Vestin, Inc. was organized by and for the purpose of acquiring Imdescome, S.A., a French company which manufactured a pneumatic tire sealant at facilities in France and distributed that product in Europe. The Company was to be merged with Vestin, Inc., a three party transaction which would have resulted in the surviving company owning the sealant product, manufacture and distribution and being a publicly traded company in the United States. Imdescome, S.A.'s controlling stockholders and management failed to complete either the acquisition of the Company's stock , which later was terminated, or acquisition of the sealant business. During this period, the Company remained dormant without any business. All of the unexercised warrants expired in May 1989 and December 1990. In July 1994, the Common Stock of the Company which was then issued and outstanding was reverse stock split in a ratio of one share for each ten shares. In August 1994, the Company sold twenty million shares of its Common Stock for $20,000 to Canadian and French investors, who were not previously affiliated with the Company, some of whom became the Company's management, for the purpose of making one or more acquisitions of consumer products technologies. The Company's headquarters were relocated to Vancouver, B.C. The Company entered into an agreement for acquisition from a non U.S. transferor of a technology involving primarily a device, described as an "Earshield", to be attached to a telephone receiver to conform the receiver to the shape of the user's head surrounding his or her ear to exclude loud ambient noises which could interfere with the user's hearing; but, the Company defaulted on its obligations under the the agreement, which resulted in the loss of the technology to the transferor, and reverted to a dormant status. The four million shares remain outstanding in order to settle litigation which was threatened by the transferor of the technology. In August 1995, the Company completed a second reverse stock split in a ratio of one share for each ten shares outstanding and sold twenty million shares of Common Stock for $20,000 to a small group of foreign investors for the purpose of continuing efforts to make an acquisition of an operating business or viable technology and management of the Company was transferred to the representatives of new investors. In November 1995, the Company acquired 99.5 percent of a French company, SCI Barentin, from Skyguards, S.A., a non affiliated company, in exchange for 3,900,000 shares of its Common Stock. In March 1996, the Company issued an additional 2 million shares of its Common Stock to Skyguards, S.A. to cover the value of the Evreaux and Gap properties which were supposed to be divested by one of SCI Barentin's subsidiaries before its acquisition by the Company, but which were not. SCI Barentin owns and operates real estate in France composed of residential rental apartments, a rental warehouse-distribution facility, residential cooperative housing properties held for sale and a rental retail property. All of the Company's properties are owned by its subsidiaries and are managed by independent rental or sales agents with a resulting minimal requirement for Company management personnel. The original promoters and organizers of the Company have not been involved in management for more than the past five years.

The Company's headquarters are located at Suite 1000, 230 Park Avenue, New York, New York 10169 and its telephone number at that address is (212) 309-8707.


     The Company does not intend (i) to issue securities which have priority over the Common Stock, (ii) to borrow money other than in mortgage loans to finance the acquisition of additional properties or refinance existing properties, (iii) to make loans to other persons (personal, business mortgage or otherwise), (iv) to underwrite the securities of any other company of business or (v) to repurchase or otherwise reacquire its own Common Stock. In the event the Company borrows money to finance or refinance real estate properties, the Company expects to borrow from institutional or private lenders up to sixty percent of the appraised value or purchase price of the particular property or to negotiate for the seller to take back a first or second mortgage. The Company intends to seek interest at the best available rate, a maximum amortization term and maximum maturity. The Company intends to identify additional real estate properties which can be acquired for a combination of the Company's Common Stock valued at the public market price in the United States securities market and mortgage loans. The Company expects to seek primarily residential rental apartment buildings and properties, but will consider commercial rental properties which can be acquired at prices which the Company believes in the particular case to represent good values for the Company. Any such properties may require moderate to extensive renovation. The Company does not have any properties under consideration at the present time. The Company is open to the possibility of acquisition of other privately owned companies which are engaged in businesses other than the real estate business through purchase of stock as majority or wholly owned subsidiaries or the Company or merger. The Company has not set any policy regarding the type of businesses which could be considered, other than businesses which in general would appear to have significant profit potential in the future. The Company does not have any such businesses under consideration at the present time. The Company has not adopted any policies or guidelines with respect to the foregoing matters, except as set forth herein. The Company's position on all of the foregoing matters can be modified by the Board of Directors without the approval of the stockholders. The Company intends to send annual and quarterly reports to its stockholders. The annual reports will contain audited financial statements. All such reports are expected to include the information which is required by the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company will send copies to its annual report on Form 10-K to stockholders upon request for a fee of $.10 per page and will advise stockholders of the procedures for obtaining all of the Company's reports filed with the Commission on the "EDGAR" system.

     The Company may acquire additional real estate, primarily residential apartment buildings and properties for the low to moderate income families. All such real estate is expected to be in France, although the Company may diversify its property acquisitions throughout France. All of the Company's real estate properties, both existing and future, will be operated by an independent management company. Future acquisitions will be financed with any combination of the Company's cash, the Company's Common Stock issued to the seller at a price expected to be related to the current public market price of the shares in the U.S. securities market, and mortgage loans, provided by either the seller or institutional or private lenders. In particular cases, the Company may need to place more than one mortgage loan against a particular property, but expects the number of mortgages to not exceed to or the total loan amount of all mortgages not to exceed sisty percent of the appraised value of the particular property. A single mortgage loan may be secured by more than one property. In the event any of the Company's properties significantly appreciate in value, the Company may obtain an additional mortgage on the properties or refinance them for an increased amount. The Company, with the assistance of consultants engaged in each case for the purpose, will evaluate both the current and future income potential of a property to be acquired and its potential for capital appreciation. The emphasis on income versus capital appreciation may vary from property to property. The Company does not expect to invest more than thirty percent of its total assets in a single property or group of related properties. The Company does not have any other specific material policies regarding its present or future real estate activities. The Company does not intend to invest in real estate mortgages or to purchase securities of other privately owned or publicly owned companies engaged in real estate activities; provided, that the Company may from time to time acquire real estate properties by means of the acquisition of all of the equity securities of a privately owned company which owns a particular property. The price paid will depend upon a financial analysis of the underlying real property, its physical condition, other relevant factors and its potential, without regtard to the age of the property. The Company does not intend to invest in securities of other companies, other than possible acquisitions of common stock in privately owned companies as majority or wholly owned subsidiaries. The Company has not identified a particular industry group or country in which it may or will not acquire a subsidiary. Any such acquisition would be made in exchange for the Company's Common Stock, which could represent either a minority or majority of stock ownership in the Company. The Company anticipates that any acquired business will in all probability be relatively new and in the development stage with a history of losses or have minimal income. The market potential for the acquired company's products or services is expected to be a more important consideration than results of historic operations.

Item 2.  Financial Information.
                                 Capitalization

     The following table sets forth the capitalization of the Company at December 31, 1995. This table should be reviewed in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Registration Statement.

                                            December 31, 1995     June 30, 1996
Long term debt                                 $ 9,350,034         $8,662,984

Stockholders' equity
     Common stock, $.00001 par value
          100,000,000 shares authorized
          25,565,551 and 28,565,551 shares
          issued and outstanding                       266                286
     Preferred stock, $.00001 par value
          50,000,000 shares authorized
          none issued and outstanding                   -0-               -0-
     Additional paid in capital                  29,172,653        29,172,633
     Cumulative translation adjustment            3,113,676         2,758,028
     Accumulated deficit                        ( 1,290,909)       (1,818,645)
Total stockholders' equity                       30,995,686        30,112,302

Total capitalization                            $40,345,720       $38,775,286

                             Selected Financial Data

     The following table sets forth selected financial data about the Company for the periods and at the dates indicated. Selected financial information for the years ended at December 31, 1991 and 1992 may be potentially misleading in that the acquisition of the Company's properties by the Company's subsidiaries did not occur until 1994. This table should be reviewed in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Registration Statement.

                                 Year Ended December 31                 Six Months ended June 30
                            1995            1994           1993           1996           1995
Income statement data:
Total revenues          $ 5,050,445    $ 2,311,523    $ 1,245,580     $ 2,525,335     $  3,326,540
Cost of goods sold            -0-              -0-            -0-       1,149,074        1,253,864
Gross profit              3,377,905      2,311,523      1,245,580       1,376,261        2,072,676
General and
  administrative expense  1,383,846      1,646,796        736,386         894,210        1,492,645
Interest expense            836,787        767,283        254,607         417,219          409,212
Net income (loss)       (   381,577)    (  909,332)       106,741      (  527,736)      (  622,004)
Net (loss) per share    (      0.02)            -             -        (    .02)             n/r
Weighted average common
     shares outstanding  24,613,915             -      27,609,507           -

(table continued on following page)

                       December 31,   December 31,    June 30,     June 30,
                           1995           1994          1996          1995
Balance sheet data:
Working capital        $ 1,111,538    $   384,976     $   934,717  $  1,203,479
Total assets            43,542,287     41,794,619      41,871,108    44,697,157
Stockholders' equity    30,995,686     28,723,697      30,112,302    31,497,033


Management's Discussion and Analysis of Financial Condition and Results of
     Operations:

     The Company, through its 99.5 percent owned subsidiary, SCI Barentin ("Barentin"), owns ninety eight percent of SCI Residence Lamarck ("Lamarck"). SCI Residence Lamarck directly owns eleven rental apartment buildings containing a total of 580 apartment units. Five of these buildings are located in Barentin, France, containing 193 apartment units. The six buildings located in LeHavre, France contain 387 apartment units. The buildings in LeHavre were previously owned by SARL Societe Generale D'Investissements ("SGI"). SGI was merged into SCI Residence Lamarck in 1994 by the previous owner and SGI was subsequently dissolved. SCI Residence Lamarck owns a commercial warehouse/distribution facility in Evreaux, France. SCI Residence Lamarck, through its wholly owned subsidiary, SNC Gap, owns two commercial rental buildings in Gap, France. In 1994, the Company began two cooperative apartment buildings in Paris, France and is now approximately half way through the sales phase of these projects.

     The eleven residential apartment buildings and the warehouse distribution facility are managed by an independent international property manager, Cabinet DUFY from its offices in LeHavre. Cabinet DUFY manages these properties under written one year agreements which automatically renew July 1 of each year unless canceled by one of the parties. The commercial buildings in Gap and cooperative housing units in Paris are managed under an informal agreement by Financiere de Chazelles, a company controlled by an affiliate of the Company.

     The following discussion of the results of operations for the years ended December 31, 1993, 1994 and 1995 is on a pro forma basis, as if the Company had owned SCI Barentin, SCI Residence Lamarck and SGI since January 1, 1993 and SNC Gap since January 1, 1994.

Results of operations of the consolidated companies:

     Years ended December 31, 1993, 1994 and 1995. Net revenue was $1,245,580, $2,311,523 and $3,377,905 for the years ended December 31, 1993, 1994 and 1995, respectively, representing increases of 85.6 percent in 1994 over 1993 and 46.1 percent in 1995 over 1994. Management attributes the 1994 increase to acquisition of the commercial buildings in Evreaux and Gap at the beginning of 1994 and the general increase in rent per unit of the eleven apartment buildings also accounted for the increase. Barentin, through Lamarck, acquired the cooperative housing projects in Paris in early 1994 and began the razing and rebuilding of the projects, which was overseen by Chazelles. The 1995 increase was due primarily to the ten percent change in the French franc to the U.S. dollar exchange rate.

     Cabinet DUFY's contract sets their fee at fifteen percent of net rent collected. The services by Chazelles for the cooperative buildings accounted for the $189,000 fee paid to it in 1994.

     Interest expense remained relatively flat over the periods presented in relationship to the amount of debt outstanding, as stated in U.S. dollars. When compared in French francs, however, interest expense declined in relationship to the amount of debt outstanding because when Barentin acquired Lamarck, the acquisition agreement called for the then existing debt to be paid off. The old debt was at rates of 10.5 percent to twelve percent. Barentin, through Lamarck, acquired new debt at 8.25 percent, which was used to acquire and develop the Paris properties.

     The law suit expense was a result of a suit by the French Treasury for collection of back taxes owed by the party who from whom Barentin bought Lamarck. Lamarck paid these taxes in the amount $300,862 in both 1994 and 1995. The back taxes were paid in full in those years and will not be a recurring item.

Six Months ended June 30, 1995 and 1996:

     Net revenue was $2,072,676 and $1,376,261 for the six months ended June 30, 1995 and 1996, respectively representing a decrease of 33.6%. The decrease resulted from the sale of fewer cooperative units in 1996 and that the units available for sale in 1996 were the lesser desirable., which resulted in lower selling prices. There is only one unit left for sale at June 30, 1996. Rental revenue for 1996 was lower in US dollars, but not in French Francs. The change was due to the change in the exchange rate.

     Operating expenses as a whole were 32.4% lower due to fewer cooperative units available for sale and the change in the exchange rate.

Liquidity and capital resources:

     The Company has relied historically on the sale of its common stock to finance its operations. The related subsidiaries of the Company have relied historically on internally generated funds and borrowing from financial institutions to finance operations.

     At December 31, 1993, the Company (on a pro forma basis) had a working capital deficit of $813,000. At December 31, 1994 and 1995, respectively, had a working capital excess of $385,000 and $1,112,000.

     At various times during 1994, Barentin borrowed an aggregate of approximately $7,205,000 from Credit Agricole du Nord, one of the five largest French banks. these loans were used to acquire and develop the cooperative apartment projects in Paris. These loans are collateralized by the eleven apartment buildings in Barentin and Le Havre. the company also borrowed approximately $288,000 from Bank Cantonale de Beneve for the same purposes.

     During 1995, Barentin sold approximately half of the cooperative apartment units in the Paris projects. The Company expects that it will be able to complete the sell-out of the remaining units in 1996, although there is no assurance that this will occur. Based on the projected selling prices of the remaining units of $2,200,000, the Company would record a gain of approximately $250,000 upon selling these units. The sell-out would also provide approximately $2,200,000 in working capital for the Company with which to either pay down debt or reinvest. The Company has not determined which course it will take.

     The present rental operations of the Company will provide sufficient cash flow for the foreseeable future. The leases on the commercial properties in Gap are up for renewal in July 1996, and the Company has received assurances that Sodiga and L'orangerie desire to renew the leases.

     As the current fair market values of the properties owned by the company are approximately $45,000,000 (excluding the Paris projects) and the existing debt is approximately $9,750,000, or twenty two percent of value, the company believes it has sufficient ability to raise additional funds for future investment should it so desire.

At June 30, 1995 and 1996:

     At June 30, 1995, the Company had working capital of $1,203,000 and $935,000 at June 30, 1996. During the first six months of 1996, The Company sold all but one of the remaining cooperative units. The Company expects to sell the last unit during the third quarter. The Company does not expect to record a significant gain on the sale of this unit.

     The present rental operations of the Company will provide sufficient cash flow for the forseeable future. As the current fair market values of the properties owned by the company are approximately $45,000,000 and existing debt is approximately $9,058,000, or twenty percent of value, the Company believes it has sufficient ability to raise additional funds should it so desire or need.

Item 3.  Properties.

     The Company owns rental real estate properties and cooperative housing units held for sale in France.

     Apartment properties located in Le Havre and Barentin, France. These properties consists of 580 residential rental apartment units situated in eleven apartment buildings on ten separate properties. The apartment buildings are for low to moderate income families. One of the properties is located in Le Havre, constituting of 387 units in six apartment buildings. The rents of the tenants in one of the buildings in Le Havre is subsidized by the city government for its employees. The apartment buildings range from five to thirteen stories. The other of the properties is located in Barentin, constituting of 193 units in five apartment buildings. The apartment buildings are four and five story. The construction is reinforced concrete. The buildings are approximately thirty years old and have been well maintained, with landscaped grounds. The occupancy rate has been approximately ninety eight percent during the last fiscal year. Le Havre is a port city located on the Normandy (Atlantic) Coast of France. Barentin is approximately fifty miles east of Le Havre. The properties are managed by an independent, international real estate management company, Cabinet DUFY, under an annual agreement which renews automatically unless either party determines to terminate.

     Commercial warehouse in Evreaux, France. The Company owns a commercial warehouse-distribution facility composed of 4,500 square meters in Evreaux. The facility is occupied by Genedis, a meat and grocery distributor. Genedis has a nine year lease which is cancelable every third year. The rent is adjustable in April of every three years with approximately six years remaining in the entire lease. The building is steel frame covered by steel siding, approximately seven years old and well maintained. Evreaux is approximately fifty miles southeast of Le Havre, France. The property is located in the outskirts of the city. This property is managed by Cabinet DUFY on a written annual agreement.

     Retail buildings in Gap, France. The Company owns a commercial rental property composed of two buildings, both occupied under a single lease which expires in July 1996. One building of approximately 1,800 square meters is for use as a grocery store operated by Sodiga, a large chain grocery company, under a sublease. Sodiga has indicated an interest in leasing the property directly from the Company at the expiration of the current lease. The other building is occupied by two tenants, one of whom operates a gas station and the other of whom operates a cafeteria under the name, "L'orangeraie". L'orangeraie has also indicated an interest in continuing its lease directly with the Company. Gap is a winter tourist destination about fifty miles south of Grenoble, France, at an entrance to a mountain pass in the French Alps.

     Cooperative apartments in Paris, France. The Company owns two residential cooperative apartment building projects. One of the buildings, located at 135 avenue Parmentier, is for upper middle income families and the other, located at 23 rue de Lappe, is for middle income families. Approximately half of the units have been sold to individual purchasers with five remaining for sale in Parmentier and three units remaining in Lappe. Both properties are primarily reinforced concrete construction. The sales program and maintenance of these properties are managed by Financiere de Chazelles, a management company owned by an affiliate of the Company.

     The Company believes that each of its properties is suitable and adequate for rental or sale, as the case may be, in its market area and rental or sale price range. The Company does not have any plans for renovation, improvement or development of its properties, other than routine maintenance and repairs. The Company believes that each of its properties is adequately insured against all risks for which insurance is customarily carried by owners of properties of their respective natures. The Company's subsidiaries hold the French equivalent of fee title to their respective properties. The following table sets forth information about the mortgage on each of the Company's properties. (June 30, 1996 exchange rate used).

Property    Principal    Interest%   Payment      Maturity   Balloon   Prepayable

LeHavre
  and
Barentin    $7,182,318   8.25%       $75,314/mo   01/2009    $0        Yes (1)

Evreaux     $310,529     7.2%        $5,590/qtr   03/2010    $310,529  Yes (1)

Gap         $1,564,725   8.5%        $16,970/mo   12/2008    $0        Yes (1)

Paris       $0

(1) Normal prepayment provisions with no penalty.

     The following table sets forth the average occupancy rate based upon percent of rentable units and effective average rental rate per apartment unit or per square foot of commercial space of each of the Company's rental properties for each of the last three years ended December 31, 1995.Since that date, the average occupancy rate and rental rate per unit or square foot for each property has remained substantially the same and is expected to be the same for the entire year of 1996.

Property                 1993      1994      1995

LeHavre   Occupancy      91%       92%       91%
          Rental/unit    $205      $226      $246

Barentin  Occupancy      97%       97%       97%
          Rental/unit    $180      $199      $217

Evreaux   Occupancy      100%      100%      100%
          Rental/year    $93,291   $102,881  $226,366

Gap       Occupancy      100%      100%      100%
          Rental/year    $188,142  $207,481  $226,366

     The rentals for the residential apartment properties in LeHavre and Barentin are annual and contain provisions which are customary in residential apartment leases in France and the United States. The following table sets forth selected information about the current rents and leases by tenant or class, percentage of annual gross rent for each property or tenant and real estate taxes for each property.

Property  Tenant        Sq. meters  Annual rent    Expiration    R.E. Tax

LeHavre   High             77       $   3,213      various      $189,224
          Low              59       $   2,500        -              -
Barentin  High             77       $   3,530      various      $101,829
          Low              77       $   3,475        -              -
Evreaux                 3,600       $ 112,245       2000        $ 68,861
Gap                     2,651       $ 226,366       2000        $ 27,181


     The following table sets forth the general competitive conditions for the type of property in the geographic area where each of the Company's properties, other than its executive offices, are located.

Property  Type of property         General competitive conditions

LeHavre   Residential Apartment    Residential apartments are in inadequate
                                   supply based upon limited new construction in recent years. The Company has enjoyed excellent occupany.

Barentin  Residential Apartment    Residential apartments are in inadequate
                                   supply based upon limited new construction in recent years. The Company has enjoyed excellent occupany.

Evreaux   Commercial Warehouse     Commercial warehouses are in inadequate
                                   supply based upon limited new construction in recent years. The Company has enjoyed excellent occupany.

Gap       Retail                   Retail complexes are in inadequate
                                   supply based upon limited new construction in recent years. The Company has enjoyed excellent occupany.

Paris     Cooperative Apartment    Residential cooperatives are in inadequate
                                   supply based upon limited new construction in recent years. The Company has enjoyed excellent sales.
          Sales

     The following table sets forth certain information about depreciation of the Company's rental properties under French tax law. (June 30, 1996 Exchange rate used).

Property       Current basis      Depreciation rate    Method       Claimed Life

LeHavre
 and Barentin  $34,196,369         $849,161/yr         Straight line  40 Years
Evreaux        $   444,267         $ 11,847/yr         Straight line  40 Years
Gap            $ 3,281,295         $ 84,862/yr         Straight line  40 Years



     Executive office in New York City. The maintains its executive office in a rental office suite facility in New York City on a monthly basis.

     Property management. The properties in Le Havre, Barentin and Evreaux are managed under an annual agreement between the Company and Cabinet DUFY. Cabinet DUFY is a subsidiary of Groupe UFFI, an international property manager with twenty one offices in six countries (172 offices in France) which manages approximately 425,000 apartment units and 5.5 million square meters of commercial properties. There is no affiliation between the Company and either Cabinet DUFY or its parent company. The properties in Gap and Paris are managed by Financiere de Chazelles which is owned by Yves-Victor Uzan, a manager of Skyguards, S.A., the firm from which the Company purchased SCI Barentin and, as a result of that transaction, one of the Company's largest stockholders. See,
Item 7. Certain Relationships and Related Transactions.

     Personnel. The Company employs two executive officers. These executive officers devote only a small part of their working time to the business and affairs of the Company and are engaged in other unrelated business activities in the United States on virtually a full time basis. The Company relies on a property management firm, Cabinet DUFY, for all services related to the operation and maintenance of its real estate properties. The Company intends to engage consultants as needed to evaluate and advise the Board of Directors regarding acquisitions of real estate properties and of other businesses. The Company does not anticipate requiring additional personnel.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The names of directors, officers and each other person who owns legally and beneficially more than five percent of the Company's issued and outstanding Common Stock at March 31, 1996, their respective addresses, the number of shares which each owns and the percentage of the Common Stock represented by such shares is set forth in the following table.

Name and Address                       Number of shares*       Percentage

Frederic G. Hassid (1)                       none

Lubov E. Ulianova (2)                        none

Yves-Victor Uzan (3)
71 rue du FBT St. Honore                  1,200,000                4.20%
75008 Paris, France                       2,400,000 (3)            8.40%

Skyguards, SA                             5,900,000 (4)           20.65%
15 boulevard Royal
l-2449 Luxembourg

Sutton Reinsurance                        2,800,000                9.80%
c/o Johnson & Higgins Ltd.
Whitepark House
White Park Road
Bridgetown, Barbados

*Both legal and beneficial ownership unless otherwise indicated.

(1) President and director. Address is Suite 1000, 230 Park Avenue, New York, New York 10169.
(2) Director.  Address is Suite 1000, 230 Park Avenue, New York,
New York 10169.
(3) Includes 1,200,000 shares legally held of record by each of Stephane Uzan, Yves-Victor Uzan's son, whose address is 24 rue de Chazelles 75017 Paris, France and Yakimoto Investment Fund, on behalf of which Yves-Victor Uzan has signature authority, whose address is International Building, Bank Lane, Nassau, Bahamas. Mr. Uzan has advised the Company that he does not have any legal or beneficial ownership interest, directly or indirectly, in Yakimoto Investment Fund. (Footnotes continued on following page.)

(4) Yves-Victor Uzan has signature authority on behalf of Skyguards, S.A., a Luxembourg company. Mr. Uzan has advised the Company that he does not have any legal or beneficial ownership interest, directly or indirectly, in Skyguards, S.A.

Item 5.  Directors and Executive Officers.

     The names, ages and terms of office of directors and executive officers of the Company and the key executive officers and employees of the Company's subsidiaries are set forth in the following table:

                                                                   Director/
Name                 Age  All Positions With Company or Subsidiary Officer Since

Frederic G. Hassid   62   Director and President of the Company        1996
Lubov E. Ulianova    27   Director of the Company                      1995

     Directors of the Company generally are elected at the annual stockholders' meeting and hold office for one year and until their successors have been elected and qualified. In recent years, however, the Company has not held annual meetings, due its dormant status, and new directors have been elected by the incumbent directors to fill vacancies on the board arising from resignations of incumbent directors in connection with changes in control (See, Item 1.). The term of office of each director expires at the next annual meeting of stockholders following his election and when his successor is elected and qualified. The executive officers of the Company and of the subsidiaries serve at the will of the board of the Company or of the subsidiary, as the case may be. The Company does not pay board fees to its directors, but may reimburse out-of-pocket expenses incurred in attending Company functions. The board of directors does not have any committees. There is no agreement, understanding or arrangement between either of them and Mr. Uzan regarding their management of the Company.

     Frederic G. Hassid is a director and the president of the Company. From 1987 to the present, Mr. Hassid has been the president of Architectural
Investments, Inc., a firm which specializes in renovation and remodeling of hotels, motels and houses and in commercial building management, in the Miami, Florida area. Mr. Hassid intends to continue as full time president of Architectural Investments, Inc. and expects to devote less than his full time to the business of the Company. Although it is not possible at the present to estimate the number of hours per month that the Company's business will require of Mr. Hassid, the nature of the Company's operations and the use of outside management companies is expected to significantly limit the amount of time required for Mr. Hassid to perform his duties as president of the Company. Mr. Hassid became a naturalized United States citizen in 1991.

     Lubov E. Ulianova is a director of the Company. Currently, Ms. Ulianova is a student at the English Studish and Alliance Francaise in New York City. From 1993 to 1995, she attended the Ecole Florent in Paris, France and worked as a model for the YOU agency in Paris. From 1990 to 1993, Ms. Ulianova worked as a model for the Why Not agency in Milan, Italy. Ms. Ulianova studied computer technology at Moscow University. Ms. Ulianova is Swiss citizen currently in the U.S. on a student visa.

Item 6.  Executive Compensation

     During the three year period ended December 31, 1995 and the period from that date to the date of this Registration Statement, the Company has not paid any compensation to its chief executive officer during each of the last three fiscal years and has not paid annual compensation to any officer of the Company and its subsidiaries exceeding $100,000 per year.

Item 7.  Certain Relationships and Related Transactions

     Financiere de Chazelles, a management company owned by an affiliate of the Company, Yves Uzan. Mr. Uzan is neither a director nor officer of the Company; but, he owns directly and beneficially controls a total of 27.8 percent of the Company's issued and outstanding common stock. Financiere de Chazelles provides monthly accounting for the Le Havre and Barentin properties and oversight of the independent management company, Cabinet DUFY, which manages the properties in Le Havre, Barentin and Evreaux, management of the commercial property in Gap and oversight of the sales program for the cooperative housing units in Paris. The offices of Financiere de Chazelles are located in Paris. At the date of this Registration Statement, there is no formal agreement between the Company and Financiere de Chazelles for the services of the latter to the Company. In 1993 and 1994, the Company did not pay a management fee to Financiere de Chazelles and in 1995 paid a management fee of $125,600 and owes Financiere de Chazelles $144,279 at December 31, 1995. Management believes that the management fee paid to Financiere de Chazelles is reasonable and substantially equivalent to the management fee which would be charged for the same services by an independent management company.

Item 8.  Legal Proceedings.

     The Company is not engaged in any legal proceedings and is not aware of any unasserted claims.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company's common stock trades under the stock symbol "ULTS" on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. The Company has been informed that two registered securities brokers, William V. Frankel & Company, Inc. and Hill, Thompson & Company, are making a market in the Company's freely trading shares of Common Stock at the date of this Registration Statement. None of the entities or representatives, and none of the individuals known by the Company's officers to be associated persons with any such broker, has an affiliation, direct or indirect, with the Company. The following table sets forth the approximate high and low bid prices for the Company's Common Stock for each quarter in which management believes there was an "established public trading market" for the Common Stock during the two fiscal years preceding and for each full quarter subsequent to such last full fiscal year but prior to the date of this registration statement. These bid prices are inter-dealer prices without retail markup, mark-down or commission, and may not represent actual transactions. These bid prices have been obtained from the Research Department of the National Association of Securities Dealers, Inc., beginning the date the Company's Common Stock was admitted to trading in that medium. Trades prior to that date, if any, would have occured in the interdealer market published in the "pink sheets". The Company believes no transactions occurred in the over-the-counter market during the period beginning January 1, 1993 and ending August 31, 1994.

Quarter ended ................................            High bid(1)      Low bid(1)
March 31, 1994 ...............................            *                *
June 30, 1994 ................................            *                *
September 30, 1994 ...........................            *                *
December 31, 1994 (1) ........................               12.50             5.10
March 31, 1995 (1) ...........................               12.50            12.50
June 30, 1995 (1) ............................               10.00             3.75
September 30, 1995 (1) .......................                9.00             3.75
December 31, 1995 ............................               13.00             3.00
March 31, 1996 ...............................               10.50             5.50
June 30, 1996 ................................                5.75             3.0625
September 30, 1996 ...........................                5.00             3.625

*No established public trading market. Quotations during these quarters may have been limited or sporadic. During the two full fiscal years ended December 31, 1995, the Company did not provide information to brokers, nor to management's knowledge did brokers have such information available, required by Rule 15(c)(2)(11) until the time application was made for admission to quotation on the OTC Bulletin Board.

Prices prior to October 1, 1995 have been adjusted for the ten to one reverse stock split.

     At April 30, 1996, there were approximately 929 registered holders of the Company's Common Stock.

     The Company has not paid any dividends on its Common Stock and does not intend to pay any cash dividends in the immediate future. Payment of dividends is within the discretion of the board of directors. The Company may consider paying cash dividends on its Common Stock in the event the Company's profits and net cash flow from operations provide a source for payment of dividends. The Company's operations are in France and, accordingly, any profit for the payment of dividends will be generated in France. Management is not aware of any currency transfer restrictions under French law which impose limitations on transfer of funds from France to the United States with which the Company could pay dividends. Payment of dividends, when and if declared, is within the discretion of the Company's board of directors.

Item 10.  Recent Sales of Unregistered Securities.

     The following table sets forth for the past three years the date, title and amount of securities sold without registration under the Securities Act of 1933, as amended, the persons or class of persons to whom the securities were sold, the total offering price and underwriting discounts and commissions of securities sold for cash, the type and amount of non cash consideration received by the Company and the exemption from registration relied upon by the Company. No person acted as an underwriter of the securities.

Year  Title of Class  Shares      Class of Purchasers   Consideration                Exemption
1993   Common         none

1994   Common          2,000,000  non U.S. persons      $20,000 Cash                 Reg. S
       Common            400,000  non U.S. persons      $40 (at par) for             Reg. S
                                                         technology acquisition
1995   Common         20,000,000  non U.S. persons      $20,000 Cash                 Reg. S
       Common          5,900,000  non U.S. persons      $52,900,000 for              Reg. S
                                                         Subsidiary acquisition
1996   Common         none

     The sales of common stock in 1994 and 1995 were made to two separate groups of foreign investors, each for the purpose of transferring control of the Company to the group of new investors who in turn were expected to elect new management and make arrangements for an acquisition of a viable business operation or opportunity by the Company. The group to whom the shares were sold in 1994 was not affiliated with the group to whom the shares were sold in 1995. The 1994 group did not make a viable acquisition, which led to the sale to the current control group in 1995. The 1994 group was composed primarily of Canadian residents and the 1995 group was composed primarily of European residents. Both transactions were intended to occur out side the United States and not be subject to the registration requirements of the Securities Act of 1933, as amended. Management does not know the reasons for the market price of the Common Stock prevailing at the respective dates of the sales of these blocks of shares. The dormant status of the Company at those times would not seem to support those market prices. The sale of these blocks at nominal prices per share was due to the dormant status of the Company and the interest of the management in place immediately prior to each such sale to attract an infusion of modest funds from persons who might provide an opportunity for the Company to acquire a successful business operation or opportunity if such persons were able to obtain a majority interest in the Company.

Item 11. Description of Registrant's Securities to be Registered.

     The authorized capital stock of the Company consists of one hundred million shares of Common Stock, $.00001 par value per share. A total of 28,565,551 shares of Common Stock are issued and outstanding on the date of this Registration Statement. The shares of the Common Stock (i) have equal and ratable rights with all shares of issued and outstanding Common Stock to payment of dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; and (v) have one vote for election of each director noncumulative and on other matters submitted to a vote of stockholders. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

     The Company has fifty million shares of preferred stock authorized, $.00001 par value per share. The Board of Directors is authorized to set the relative rights and preferences of the preferred stock. None of the preferred stock is issued and outstanding at the date of this Registration Statement.

     The Company's transfer agent is Securities Transfer Corporation, Suite 100, 16910 Dallas Parkway, Dallas, Texas 75248.

Item 12.  Indemnification of Directors and Officer.

     As permitted by Delaware law, the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of the Company unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. The Company is authorized to purchase, but has not purchased, insurance to cover the indemnity. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data.

     Financial statements follow Item 15(b).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Not applicable.

Item 15.  Financial Statements and Exhibits.

     (a) Financial Statements:
                                                                  page

Index to financial statements                                      F-1

     (b) Exhibits

Exhibit No.
(2)             Acquisition agreement with Skyguards, SA
(3) (i)         Articles of Incorporation
(3) (ii)        By-Laws
(10)            Management agreements with Cabinet DUFY
                (English translation of original document in French)
(21)            Subsidiaries of the registrant
(27)            Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment number 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Ultimistics Inc.


Date:October 7, 1996                          By: /s/ Frederic G. Hassid
                                                  Frederic G. Hassid
                                          President and Chief Executive Officer


/s/ Frederic G. Hassid                     Date:October 7, 1996
Frederic G. Hassid, President and Director



/s/ Lubov E. Ulianova                      Date:October 7, 1996
Lubov E. Ulianova, Director

                          INDEX TO FINANCIAL STATEMENTS

Index to financial statements of Ultimistics, Inc. - December 31, 1993, 1994 and 1995:
                                                                           Page
Report of Independent Auditors ...........................................   F-2

Consolidated Balance Sheets ..............................................   F-3

Consolidated Statements of Operations ....................................   F-4

Consolidated Statements of Stockholders' Equity ..........................   F-5

Consolidated Statements of Cash Flows ....................................   F-6

Notes to Consolidated Financial Statements ...............................   F-7


Index to financial statements of SCI Residence Lamarck - December 31, 1993:

Report of Independent Auditors ...........................................  F-12

Consolidated Balance Sheets ..............................................  F-13

Consolidated Statements of Operations ....................................  F-14

Consolidated Statements of Stockholders' Equity ..........................  F-15

Consolidated Statements of Cash Flows ....................................  F-16

Notes to Consolidated Financial Statements ...............................  F-17


Index to financial statements of Ultimistics, Inc. - June 30, 1995  and 1996:

Consolidated Balance Sheets ..............................................  F-19

Consolidated Statements of Operations  ...................................  F-20

Consolidated Statements of Stockholders' Equity  .........................  F-21

Consolidated Statements of Cash Flows ....................................  F-22

Notes to Consolidated Financial Statements ...............................  F-23

                         REPORT OF INDEPENDENT AUDITORS




To: The Board of Directors and Stockholders
    Ultimistics, Inc.
    New York, New York

We have audited the accompanying consolidated balance sheets of Ultimistics, Inc., (the "Company") as of December 31, 1995, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultimistics, Inc. at December 31, 1995, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.








                                                   Durland & Company, CPAs, P.A.




Palm Beach, Florida
March 6, 1996, except as to note 9,
   which is as of March 27, 1996

                                Ultimistics, Inc.
                           Consolidated Balance Sheets
                                  December 31,
                                 1993 1994 1995

    ASSETS
CURRENT ASSETS
    Cash                                                             $      0         342,417       524,089
    Accounts receivable, net (note 1e)                                      0       1,093,251     1,425,701
    Real estate held for sale (note 1c)                                     0       2,909,552     1,660,950_
       Total Current Assets                                                 0       4,345,220    _3,610,740_

PROPERTY AND EQUIPMENT (note 1d)
    Land                                                                    0       2,022,073     2,267,347
    Rental apartment buildings                                              0      32,737,000    35,716,735
    Rental commercial buildings                                             0       3,728,393     4,070,096
    Less - accumulated depreciation                                         0      (1,038,603)   (2,123,009)
       Total Property and Equipment                                         0      37,448,863    39,931,169

OTHER ASSETS
       Total Other Assets                                                   8             536           378
Total Assets                                                        $       8      41,794,619    43,542,287

    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                $     800       1,458,614       154,630
    Accrued expenses and other
       current payables                                                   504         581,248     1,175,140
    Accrued expenses due to related
       party (note 5)                                                       0         194,776       144,279
    Deposits from tenants                                                   0         795,006       627,034
    Short-term portion of long-term debt                                    0      _  930,600     _ 398,119
       Total Current Liabilities                                        1,304       3,960,244    _2,499,202

LONG-TERM LIABILITIES
    Long-term debt (note 4)                                                 0       8,392,027    _9,350,034
       Total Long-Term Liabilities                                          0       8,392,027    _9,350,034
Total Liabilities                                                       1,304      12,352,271    11,849,236
Minority interest in consolidated
       subsidiary                                                           0      _  718,651    _  697,365

STOCKHOLDERS' EQUITY
    Common stock, $0.00001 par value; authorized 100,000,000
      shares; issued and outstanding 26,606,495, 26,662,201 and
      26,565,551 at December 31, 1993, 1994 and 1995,
      respectively  (note 2)                                              266             267           266
    Preferred stock, $0.00001 par value, authorized 50,000,000 shares; issued and outstanding 0 at December 31, 1993,
      1994 and 1995, respectively  (note 2)                                 0               0             0
    Additional paid in capital in excess of par (note 2)                  930      29,152,613    29,172,653
    Cumulative translation adjustment (note 1g)                             0         480,149     3,113,676
    Retained earnings (deficit)                                        (2,492)     _ (909,332)   (1,290,909)
Total Stockholders' Equity                                             (1,296)     28,723,697    30,995,686
Total Liabilities and Stockholders' Equity                        $         8      41,794,619    43,542,287

    The accompanying notes are an integral part of the financial statements.

                                                 Ultimistics, Inc.
                                       Consolidated Statements of Operations
                                              Year ended December 31,

                                                                      1993        1994          1995
         Revenues
Sales of co-operative units .................................  $         0             0     2,179,910
Cost of sales ...............................................            0             0     1,672,540

   Gross profit .............................................            0             0       507,370

Rental revenue ..............................................            0     2,028,749     2,723,470
Interest income .............................................            0         4,852           852
Other revenue ...............................................            0       277,922       146,213

   Total revenue ............................................            0     2,311,523     3,377,905

         Operating Expenses
Sales and marketing .........................................            0             0       206,319
General and administrative ..................................          324     1,646,796     1,383,846
Depreciation ................................................            0       911,535     1,266,701
Bad debt ....................................................            0             0             0

   Total operating expenses .................................          324     2,558,331     2,856,866

Income/loss from operations .................................         (324)     (246,808)      521,039

Lawsuit expense (note 8) ....................................            0       213,713        87,149
Interest expense ............................................            0       767,283       836,787

Loss before taxes, minority interest and pre-acquisition loss         (324)   (1,227,804)     (402,897)

Minority interest in subsidiary loss ........................            0        25,256        21,320
Pre-acquisition loss ........................................            0       293,216             0
Provision for income tax benefit (note 1h) ..................            0             0             0

Net loss ....................................................   $     (324)     (909,332)     (381,577)

Net loss per share ..........................................   $       --          --           (0.02)

Weighted average shares outstanding .........................           --          --     24 ,613,915

    The accompanying notes are an integral part of the financial statements.

                                Ultimistics, Inc.
                 Consolidated Statements of Stockholders' Equity

                              Shares of                           Additional   Cumulative    Retained        Total
                               Common       Common    Pref'd       Paid in    Translation    Earnings/    Stockholders'
                                Stock        Stock     Stock       Capital     Adjustment    (Deficit)       Equity
BALANCE, January 1,
 1993                         26,606,495    $  266         0          930             0        (2,168)           (972)

Net income (loss)                      0         0         0            0             0          (324)           (324)

BALANCE, December
   31, 1993                   26,606,495       266         0          930             0        (2,492)         (1,296)

1 for 10 reverse split
   7/20/94                   (23,944,294)     (239)        0          239             0             0               0

Sale of shares for cash
   8/30/94                    20,000,000       200         0       19,800             0             0          20,000

Exchange of shares for
   technology at par 10/6/94   4,000,000        40         0            0             0             0              40

Foreign currency
   translation adjustment              0         0         0            0       480,149             0         480,149

Exchange of shares for
   SC Barentin 11/20/95                0         0         0   29,131,644             0         2,492      29,134,136

Net (loss)                             0         0         0            0             0      (909,332)       (909,332)

BALANCE, December
   31, 1994                   26,662,201       267         0   29,152,613       480,149      (909,332)     28,723,697

1 for 10 reverse split
   8/11/95                   (23,996,650)     (240)        0          240             0             0               0

Sale of shares for cash
   8/28/95                    20,000,000       200         0       19,800             0             0          20,000

Exchange of shares for
   SC Barentin 11/20/95        3,900,000        39         0            0             0             0              39

Foreign currency
   translation adjustment              0         0         0            0     2,633,527             0       2,633,527

Net (loss)                             0         0         0            0             0      (381,577)       (381,577)

BALANCE, December
   31, 1995                   26,565,551    $  266         0   29,172,653     3,113,676    (1,290,909)     30,995,686

    The accompanying notes are an integral part of the financial statements.

                                                 Ultimistics, Inc.
                                       Consolidated Statements of Cash Flows
                                              Year ended December 31,

                                                         1993           1994           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) ...............................   $      (324)      (909,332)      (381,577)
Adjustments to reconcile net loss to
     net cash used for operating activities:
  Pre-acquisition loss ..........................             0       (293,216)             0
 Minority interest in subsidiary ................             0        (25,256)       (21,320)
  Amortization ..................................            24              0              0
  Depreciation ..................................             0        911,535      1,266,701
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable ....             0       (595,565)      (326,356)
  (Increase) decrease in prepaid and other assets             0          7,369            162
  Increase (decrease) in accounts payable .......           200      1,311,186     (1,280,080)
  Increase (decrease) in tenant deposits ........             0        676,714       (164,893)
  Increase (decrease) in accrued expenses .......           100       (343,220)       533,756
Net cash (used) provided by operating activities              0        740,215       (373,607)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate held for sale ..........             0     (2,801,571)      (186,853)
Purchase of fixed assets ........................             0    (37,368,024)             0
Net cash (used) provided by investing activities              0    (40,169,595)      (186,853)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash ....................             0         20,000         20,000
Common stock of subsidiary issued for cash ......             0     29,131,884              0
Funds advanced on third party debt ..............             0      8,653,576        329,965
Payments on third-party debt ....................             0       (175,492)      (364,267)
Net cash provided (used) by financing activities              0     37,629,968        (14,302)

Foreign currency translation adjustment .........             0      2,115,833        756,434

Net increase (decrease) in cash .................             0        316,421        181,672

CASH, beginning of period .......................             0         25,996        342,417

CASH, end of period .............................   $         0        342,417        524,089

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash ...........................   $         0        767,284        783,593

Noncash financing activities:
     Stock issued to acquire SC Barentin ........   $         0              0     32,147,605
     Stock issued to acquire technology .........   $         0             40              0

    The accompanying notes are an integral part of the financial statements.

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements

     (1) Summary of Significant Accounting Principles
     Organization Ultimistics,Inc. (The Company) was chartered by the State of Delaware on October 12, 1988. The Company was a development stage enterprise from incorporation until November 20, 1995. While the Company was in the development stage, its business was to seek out and enter into a merger transaction. On November 20, 1995, the Company acquired SCI Barentin, (Barentin), a corporation, (Societe Civile Immobiliere), chartered on March 12, 1994, under the Code Civil of 1978, as amended, of France, in a stock for stock exchange and currently conducts business from its headquarters in New York City.

     The Company's operations are the ownership of rental real estate located in various regions of France. The Company owns 11 lower to middle income apartment buildings located in Barentin and Le Havre, France. These 11 buildings comprise 580 apartments. The Company employs an independent international property management company to manage these apartments. The Company owns a warehouse type facility in Evreaux, France, which is occupied by a single tenant under a nine year lease. Le Havre is a port city located on the Altlantic coast of France. Barentin and Evreaux are located approximately 50 miles northeast and southeast of Le Havre. The Company owns a retail type building in Gap, France, which is occupied by two tenants under 9 year leases. Gap is a winter tourist skiing destination and is located approximately 50 miles south of Grenoble, France, at the entrance to a mountain pass in the French Alps.

     The Company also owns two middle to upper-middle income co-operative apartment building projects located in Paris, France. The Company has sold approximately half of the units in these buildings to individuals.

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the years then ended.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Basis of presentation The financial statements reflect the consolidated financial position and consolidated results of operations of SCI Barentin, prior to the acquisition by the Company, and on a consolidated with the Company basis subsequent to the acquisition. The acquisitions have been accounted for as a reorganization of SCI Barentin.

     b) Basis of consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity and earnings/ loss of SCI Barentin and its subsidiaries. Intercompany transactions have been eliminated.

     c) Revenue recognition The Company recognizes rent revenue in the period to which it relates. The Company accrues any unbilled expenses at period end. The Company does not recognize revenue from the sale of co- operative apartment units until such sales close into escrow with the local notarie, under the full accrual method established by Statement of Financial Accounting Standards No. 66, (SFAS 66). The Company recognizes all costs related to such sale, based on the unit's pro-rata share of the costs incurred to construct the buildings and relieves its inventory of such units, at the time the sale closes in escrow. Under French rules and traditions, there is a short time lag, approximately two weeks, between the time a sale closes in escrow with the notarie, and when the Company receives the funds.

     d) Real estate held for sale Real estate held for sale is composed of the remaining co-operative apartment units located in Paris. These units are recorded at the lower of cost or market, subject to review of impairment of recoverability under Statement of Financial Accounting Standards No. 121, (SFAS
121).

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements

     (1) Summary of significant accounting principles, continued
     e) Fixed assets Fixed assets, principally rental unit buildings, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 30 years. Depreciation expense was $0, $911,535 and $1,266,701 for the years ended December 31, 1993, 1994 and 1995, respectively.

     f) Accounts receivable All of the Company's 580 rental apartment units are leased under lease contracts, generally for a term of one year with provisions for automatic renewal. The Company holds deposits amounting to one month rent on all the apartment units. The commercial rental units are leased under separate lease contracts, with varying terms. The Company holds deposits amounting to one month rent on all commercial rental units. Accounts receivable also includes $821,765 which is comprised of amounts due it from notaries for the sale of Paris located cooperative units. Bad debt expense was $0, $0 and $0 for the years ended December 31, 1993, 1994 and 1995, respectively.

     g) Cash and equivalents The Company considers all short-term deposits with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to approximately $0, $185,627 and $305,266 at December 31, 1993, 1994 and 1995, respectively.

     h) Foreign currency translation Assets and liabilities of the French operations are translated from French francs into dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are reflected in stockholder's equity. The Company has had no transaction gain or loss to date.

     i) Income taxes Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting number 109 (SFAS
109). No provision is made for US income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. The Company has a deferred tax asset of $8,825 at December 31, 1995. The Company has established a valuation reserve in the amount of $8,825 at December 31, 1995. This deferred tax asset is composed of the tax benefit of net operating loss carryforwards totaling $58,831 at December 31, 1995, which expire as follows: $18,709 in 2009 and $40,122 in 2010. The tax benefit is comprised of $8,825 in federal income tax benefit.

     French taxation is substantially similar to US taxation for corporations, with a tax rate of 33 1/3%, adjustments to net book income to arrive at taxable income and the recognition of loss carry-overs. The Company's subsidiary, Barentin has a loss carry-over for French tax purposes of $1,232,078 at December 31, 1995, which expire as follows: $890,623 in 1999 and $341,455 in 2000.
Barentin has a deferred French tax asset of $410,700 at December 31, 1995, for which Barentin has established a 100% valuation reserve.

     j) Net income/loss per share Income/loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     (2) Stockholders' equity The Company has authorized 100,000,000 shares of $0.00001 par value common stock. In November 1988, the Company issued 25,000,000 shares of its common stock in exchange for $250 in cash. In 1989, the Company issued 2,381 shares of its common stock in exchange for $746 in cash, pursuant to the exercise of warrants then outstanding. The remaining unexercised warrants expired on May 31, 1989 and December 31, 1990. In September 1989, the Company effected a two for one forward split of its common stock, thereby issuing 25,381,000 shares. Subsequent to this in 1989, a stockholder contributed 23,398,267 shares of common stock back to the Company for cancellation. In July 1994, the Company effected a one for ten reverse split of its then outstanding 26,606,495 shares of common stock. In August 1994, the Company issued 20,000,000 shares of its common stock in exchange for $20,000 in cash. In October 1994, the Company issued 4,000,000 shares of its common stock in exchange for certain scientific technology. In August 1995, the Company effected a one for ten reverse split of its then outstanding 26,662,201 shares of common stock.

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements

     (2) Stockholders' equity, continued In August 1995, the Company issued 20,000,000 shares of its common stock in exchange for $20,000 in cash. On November 20, 1995, the Company completed the acquisition of SCI Barentin. Pursuant to this transaction, the Company issued 3,900,000 shares of its common stock to Skyguards, S.A. in exchange for 199 of a total of 200 issued and outstanding shares of SCI Barentin. This agreement called for 200,000 additional shares to be issued to Skyguards at a later date.

     The Company has authorized 50,000,000 shares of $0.00001 par value preferred stock. There are no shares issued or outstanding.

     (3) Commitments The Company rents its New York City office on a month to month basis. The Company rents on a month to month basis, a legal domicile office in Douai, France, as required by Credit Agricole du Nord pursuant to the mortgages on the properties held by that bank. The Company's subsidiary has an agreement with an independent management company, Cabinet DUFY, to manage the 580 rental apartments located in Barentin and Le Havre, as well as the commercial facility in Evreaux. The Company currently operates under an informal agreement with a stockholder, through his company, Financiere de Chazelles, to provide certain services to the Company from his office in Paris. These services include the monthly accounting and oversight of Cabinet DUFY, the management of the commercial property in Gap and oversight of the sale of the co- operative apartment units in Paris. The Company expects to formalize this management agreement in the second quarter of 1996. Rent expense for the years ended December 31, 1993, 1994 and 1995 was $0, $4,975 and $2,413, respectively.
Cabinet DUFY's management fees for the years ended December 31, 1993, 1994 and 1995 were $0 , $163,283 and $126,800. Financiere de Chazelles management fees for the years ended December 31, 1993, 1994 and 1995 were $0, $188,875 and $125,600.

     (4) Long term debt The Company, through its subsidiary, is the maker of 8 mortgages held by Credit Agricole du Nord of Lille, France. 7 of these mortgages, with an aggregate balance of $7,737,000 at December 31, 1995, are collateralized by the 11 rental apartment buildings located in Barentin and Le Havre, and all carry an interest rate of 8.25%. One mortgage, with a balance of $1,684,280 at December 31, 1995, is collateralized by the commercial rental property in Gap, and carries an interest rate of 8.5%. The Company also has a loan from Bank Cantonale de Geneve in Lyon, France, with a balance of $326,531 at December 31, 1995, with an interest rate of 7.2%. This loan resembles a partial in-substance defeasance in that the Company pays the interest on the loan balance, but at maturity in 2010, the Company's deposit at the bank will equal the principal balance of the loan and be used to pay off the loan. Paragraph 36 of SFAS 76 states that a partial defeasance with regard to principal only cannot be recognized, therefore both the loan balance and related deposit are reflected on the balance sheet. The balance of the deposit at December 31, 1995 is $92,332. The seven mortgages collateralized by the Barentin and Le Havre properties require monthly payments of principal and interest, with 15 year terms and maturity dates as follows: 3 loans - May 1, 2009, 2 loans - October 1, 2009 and two loans - November 1, 2009. The loan collateralized by the Gap property requires monthly payments of principal and interest, with a 15 year term and matures on December 24, 2008.

     Interest expense for the years ended December 31, 1993, 1994 and 1995 were $0, $767,283 and $836,787. Aggregate maturities of long-term debt over the next five years are as follows: 1996 - $398,119; 1997 - $432,434; 1998 - $470,320;
1999 - $510,195; 2000 - $554,170 and $7,382,915 thereafter.

     (5) Related party transactions The Company currently operates under an informal agreement with a stockholder, through his company, Financiere de Chazelles, to provide certain services to the Company from his office in Paris. This stockholder, who is neither a director or officer of the Company, either owns or beneficially controls approximately 27.8% of the issued and outstanding shares of the Company's common stock. These services include the monthly accounting and oversight of Cabinet DUFY, the independent manager of the apartment properties in Barentin and Le Havre as well as the commercial property in Evreaux, the management of the commercial property in Gap and oversight of the sale of the co-operative apartment units in Paris. The

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements

     (5) Related party transactions, continued Company expects to formalize this management agreement in the second quarter of 1996. The Company owed Financiere de Chazelles $0, $194,776 and $144,279 at December 31, 1993, 1994 and 1995.

     (6) Aquisition of subsidiaries On November 20, 1995, the Company acquired 199 of the total 200 issued and outstanding shares of common stock of SCI Barentin from Skyguards S.A., in a stock for stock exchange accounted for as an acquisition. SCI Barentin in turn owns 980 of the total 1,000 issued and outstanding shares of common stock of SCI Residence Lamarck, which it acquired on June 1, 1994. SCI Residence Lamarck in turn acquired 100% of the issued and outstanding partnership interests of SNC Gap on October 25, 1995.

     SNC Gap directly owns the commercial rental property located in Gap, France. SCI Residence Lamarck directly owns the 11 apartment buildings in Barentin and Le Havre, the commercial rental property in Evreaux and the two co-operative apartment projects located in Paris.

     To effect the acquisition of SCI Barentin, the Company issued 3,900,000 shares of its common stock, which bear a restrictive legend under Rule 144 of the Securities Act of 1933, as amended. The agreement consumating this acquisition also called for the Company to issue an additional 200,000 shares to Skyguards S.A. This agreement was modified on March 27, 1996 whereby the Company issued an additional 2,000,000 resricted shares to Skyguards, for which the Company recieved the commercial rental property in Evreaux and the two co-operative apartment projects located in Paris. These properties had been expected to be removed from Lamarck's portfolio prior to the closing of the original transaction. At the date of the original transaction the Company's shares were quoted at $11 bid, on the Bulletin Board exchange. At the date of the issuance of the additional 2,000,000 shares, the bid quote was $5. These bid prices would value the shares issued to effect this transaction at $52,900,000.

     Normally, where the acquiring Company is a public shell, the acquisition is accounted for as a recapitalization of the operating company. The seller of SCI Barentin, who did not become an officer or directorof Ultimistics, received 3,900,000 shares initially to consummate this transaction, which represented 17.2% pre-issuance and 14.7% post-issuance ownership of the issued and outstanding shares of the common stock of the Company, therefore, the management of the Company believes the transaction should be accounted for using the purchase method of accounting. The additional 2,000,000 shares issued to the seller increase its ownership percentages to 26% pre-acquisition and 20.65% post-issuance. No other factors changed, other than the Company received additional assets in exchange for the additional shares.

     Paragraph 67 of Accounting Principles Board Opinion No. 16, (APB 16), requires that assets acquired be stated at cost when they are acquired and cost may be determined either by the fair value of the consideration given or the fair value of the property acquired, whichever is the more clearly evident. In this transaction, fair value is more clearly evident in the bid price of the consideration given, the Ultimistics stock. This measure would place a fair market value of $52,900,000 on the net assets owned by Barentin. Management of the Company determined that this measure may not be truly indicative of value, as there has not been a significantly active trading market for the shares. Management determined that the cost basis of the assets on Barentin's books, under U.S. GAAP, is more indicative of fair market value of the assets. There were separate independent appraisals of the 11 apartment buildings in Barentin and Le Havre by Expertises Gaultier, (a founder of GLR Valuers International), in March 1995. This appraisal values these properties approximately $8.9 million higher than book value, for a total value of $44,589,000.

     (7) Statement of Financial Accounting Standards No. 121 In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the impairment of long-lived assets and for long lived assets to be disposed of. The Company adopted SFAS 121 effective with fiscal year beginning January 1, 1996. The provisions of SFAS 121 require the Company to review long-

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements

     (7) Statement of Financial Accounting Standards No. 121, continued lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then the loss will be recognized in the income statement and certain disclosures regarding impairment recognized will be made in the financial statements. The Company expects to evaluate for potential impairment the rental real estate it owns by two principal methods: a) significant market value changes - by means of evaluating actual sales of substantially similar properties in the areas where its properties are located and b) by using a cash flow/operating income/ loss evaluation. At this time the Company does not expect SFAS 121 to have a material effect, as the current French government is making diligent efforts to address certain problems in the general French economy.

     (8) Lawsuit expense The lawsuit expense of $213,713 in 1994 and $87,149 in 1995 was paid by the Company to settle a lawsuit brought by the French Treasury for taxes owed by the predecessor's predecessor. The Company was unable to pursue the matter against the predecessor's predecessor owner, as that individual had filed bankruptcy by the time the French Treasury lawsuit had been brought to its attention.

     (9) Subsequent events a) Acquisition agreement modification The agreement consummating the acquisition was modified on March 27, 1996 whereby the Company issued an additional 2,000,000 resricted shares to Skyguards, as compensation for the commercial rental property in Evreaux and the two co-operative apartment projects located in Paris. The original agreement did not include these properties, however the parties agreed prior to fiscal year end to modify the original agreement to include them. Verbal agreement was reached on the additional compensation to Skyguards shortly after fiscal year end, however due to conflicting travel schedules, the written agreement modification and actual issuance of the shares representing the additional compensation were not accomplished until March 27, 1996.

                         REPORT OF INDEPENDENT AUDITORS




To: The Board of Directors and Stockholders
       Ultimistics, Inc. and
       SCI Residence Lamarck
       New York, New York

We have audited the accompanying consolidated balance sheet of SCI Residence Lamarck, (the "Company") as of December 31, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Residence Lamarck, at December 31, 1993 and the results of its operations and its cash flows for the year ended December 31, 1993 in conformity with generally accepted accounting principles.







                                                   Durland & Company, CPAs, P.A.




Palm Beach, Florida
March 6, 1996

                              SCI Residence Lamarck
                           Consolidated Balance Sheet
                                  December 31,
                                                                      1993
                ASSETS
CURRENT ASSETS
    Cash                                                          $    25,996
    Accounts receivable, net (note 1d)                                578,590
       Total Current Assets                                           604,586

PROPERTY AND EQUIPMENT (note 1c)
    Rental apartment buildings                                      4,457,935
    Less - Accumulated depreciation                                  (572,627)
       Total Property and Equipment                                 3,885,308

OTHER ASSETS
    Other assets                                                        8,204
       Total Other Assets                                               8,204

Total Assets                                                      $ 4,498,098

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                              $    96,934
    Accrued expenses and other current payables                     1,132,466
    Tenant deposits                                                    92,215
    Short-term portion of long-term debt                               95,979
       Total Current Liabilities                                    1,417,594

LONG-TERM LIABILITIES
    Long-term debt (note 4)                                         3,409,182
       Total Long-Term Liabilities                                  3,409,182

Total Liabilities                                                   4,826,776

STOCKHOLDERS' EQUITY
    Common stock, 100FF (French Franc) par value; authorized
      100 shares; issued and outstanding 100 at December 31,
      1993  (note 2)                                                    1,816
    Additional paid in capital in excess of par (note 2)               18,160
    Cumulative translation adjustment (note 1f)                        40,606
    Retained earnings (deficit)                                      (389,260)
Total Stockholders' Equity                                           (328,678)

Total Liabilities and Stockholders' Equity                        $ 4,498,098






    The accompanying notes are an integral part of the financial statements.

                              SCI Residence Lamarck
                      Consolidated Statement of Operations
                             Year ended December 31,

                                                                  1993

Rental revenue                                             $   1,221,918
Other revenue                                                     14,684
Interest income                                                    8,978

   Total revenue                                               1,245,580

         Operating Expenses:

General and administrative                                       736,386
Depreciation                                                     100,723
Bad debt                                                               0

   Total operating expenses                                      837,109

Income from operations                                           408,471

Interest expense                                                 254,607

Income before taxes                                              153,864

Provision for income tax expense                                  47,123

Net income                                                  $    106,741

Net income per share                                        $       -

Shares outstanding                                                  -
















    The accompanying notes are an integral part of the financial statements.

                              SCI Residence Lamarck
                 Consolidated Statement of Stockholders' Equity

                               Shares of             Additional    Cumulative    Retained       Total
                                Common      Common     Paid in    Translation    Earnings/   Stockholders'
                                 Stock       Stock     Capital     Adjustment    (Deficit)      Equity

BALANCE, January 1993              100     $ 1,816      18,160        66,943    (496,001)   (409,081)



Foreign currency
   translation adjustment ........  0            0           0       (26,337)          0     (26,337)



Net income (loss) ................  0            0           0             0     106,741     106,741



BALANCE, December
   31, 1993 ......................100      $ 1,816      18,160        40,606    (389,260)   (328,678)

























    The accompanying notes are an integral part of the financial statements.

                              SCI Residence Lamarck
                      Consolidated Statement of Cash Flows
                             Year ended December 31,
                                                                         1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  106,741
Adjustments to reconcile net loss to
    net cash used for operating activities:
  Depreciation                                                         100,723
  Bad debt expense                                                           0
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable                            (3,151)
  (Increase) in prepaid and other assets                                  (599)
  Increase (decrease) in accounts payable                               (1,687)
  Increase (decrease) in tenant deposits                                (2,187)
  Increase (decrease) in accrued expenses                              (55,423)

Net cash (used) provided by operating activities                       144,417

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                                                     0

Net cash (used) provided by investing activities                             0

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on third-party debt                                          (102,976)

Net cash provided (used) by financing activities                      (102,976)

Foreign currency translation adjustment                                (26,337)

Net increase (decrease) in cash                                         15,104


CASH, beginning of period                                               10,892


CASH, end of period                                                 $   25,996



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid in cash                                               $  254,007

    The accompanying notes are an integral part of the financial statements.

                              SCI Residence Lamarck
                   Notes to Consolidated Financial Statements

     (1) Summary of  Significant  Accounting  Principles
     Organization (Societe Civile Immobiliere) SCI Residence Lamarck, (the Company), was chartered on June 19, 1987, under the Companies Act of 1966, as amended, of France, and operates from its headquarters in Bosguerard de Marcouville, France.

     The Company's operations are principally the ownership of 11 lower to middle income apartment buildings located in Barentin and Le Havre, France. These 11 buildings comprise 580 apartments. The Company employs an independent international property management company to manage these apartments. Le Havre is a port city located on the Altlantic coast of France and Barentin is approximately 50 east of Le Havre.

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the years then ended. The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Basis of consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, (Societe A Responsabilite Limitee) S.A.R.L. Societe Generale D'Investissments, (SARL SGI). Intercompany transactions have been eliminated.

     b) Revenue recognition The Company recognizes rent revenue in the period to which it relates.

     c) Fixed assets Fixed assets, principally rental unit buildings, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years. Depreciation expense was $100,723 for the year ended December 31, 1993.

     d) Accounts receivable All of the Company's 580 rental apartment units are leased under lease contracts, generally for a term of one year with provisions for automatic renewal. The Company holds deposits amounting to approximately one month rent on all the apartment units. Bad debt expense was $0 for the year ended December 31, 1993.

     e) Cash and equivalents The Company considers all short-term deposits with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to approximately $19,064 at December 31, 1993.

     f) Foreign currency translation Assets and liabilities of the French operations are translated from French francs into dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are reflected in stockholder's equity.

     g) Income taxes Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting number 109 (SFAS
109). French taxation is substantially similar to US taxation for corporations, with a tax rate of 33 1/3%, adjustments to net book income to arrive at taxable income and the recognition of loss carry-overs. The Company has a loss carry-over for French tax purposes of $389,260 at December 31, 1993, which have expired.

     h) Net income/loss per share Income/loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     (2) Stockholders' equity The Company has authorized 100 shares of 100FF (French franc) par value common stock. In June 1987, the Company issued 100 shares of its common stock in exchange for 10,000FF, ($1,816) in cash.

                              SCI Residence Lamarck
                   Notes to Consolidated Financial Statements

     (3) Commitments The Company rents its Bosguerard de Marcoville office on a month to month basis. Rent expense for the year ended December 31, 1993 was $27,343. The Company has an agreement with an independent management company, Cabinet DUFY, to manage the rental apartments. Cabinet DUFY's management fees for the year ended December 31, 1993 was $80,016.

     (4) Long term debt The Company is the maker of a mortgage held by Credit Agricole du Nord of Lille, France. This mortgage, with a balance of $975,750 at December 31, 1993, is collateralized by the 6 rental apartment buildings in Le Havre and carries an interest rate of 12%. The Company is the maker of another mortgage held by Credit Agricole du Nord of Lille, France. This mortgage, with a balance of $2,529,411 at December 31, 1993, is collateralized by the 5 rental apartment buildings in Barentin and carries an interest rate of 10.5%. The mortgages require monthly payments of principal and interest, with 15 year terms and maturity dates of June 1, 2005 and July 1, 2008.

     Interest expense for the year ended December 31, 1993 was $254,607. Aggregate maturities of long-term debt over the next year is as follows: 1994 - $103,000.

     (5) Subsequent events a) Long term debt repayment When the Company was sold to SCI Barentin on June 1, 1994, the existing long term debt was paid in full.

                                Ultimistics, Inc.
                           Consolidated Balance Sheets
                                    June 30,
                                   (Unaudited)

                                                                         1995             1996
                  ASSETS
CURRENT ASSETS
    Cash ........................................................   $    668,788         809,259
    Accounts receivable, net (note 1e) ..........................      1,343,788       2,286,042
    Real estate held for sale (note 1c) .........................      2,035,234         248,700
       Total Current Assets .....................................      4,047,810       3,344,001

PROPERTY AND EQUIPMENT (note 1d)
    Land ........................................................      2,227,488       2,099,029
    Rental apartment buildings ..................................     36,062,642      33,982,913
    Rental commercial buildings .................................      4,107,087       4,440,855
    Less - accumulated depreciation .............................     (1,750,338)     (1,998,206)
       Total Property and Equipment .............................     40,646,879      38,524,591

OTHER ASSETS
       Total Other Assets .......................................          2,468           2,516
Total Assets ....................................................   $ 44,697,157      41,871,108

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable ............................................   $     38,208         101,033
    Accrued expenses and other current payables .................      1,017,260       1,182,226
    Accrued expenses due to related party (note 5) ..............        145,676         201,447
    Deposits from tenants .......................................      1,257,252         529,990
    Short-term portion of long-term debt ........................        385,935         394,588
       Total Current Liabilities ................................      2,844,331       2,409,284

LONG-TERM LIABILITIES
    Long-term debt (note 4) .....................................      9,642,148       8,662,984
       Total Long-Term Liabilities ..............................      9,642,148       8,662,984
Total Liabilities ...............................................     12,486,479      11,072,268
Minority interest in consolidated subsidiary ....................        713,643         686,537

STOCKHOLDERS' EQUITY
    Common stock, $0.00001 par value; authorized 100,000,000
      shares; issued and outstanding 26,662,201 and 28,565,551 at
     June 30, 1995 and 1996, respectively  (note 2) .............            267             286
    Preferred stock, $0.00001 par value, authorized 50,000,000 shares; issued and outstanding 0 at December 31, 1993,
      1994 and 1995, respectively  (note 2) .....................              0               0
    Additional paid in capital in excess of par (note 2) ........     29,152,613      29,172,633
    Cumulative translation adjustment (note 1g) .................      3,875,489       2,758,028
    Retained earnings (deficit) .................................     (1,531,336)     (1,818,645)
Total Stockholders' Equity ......................................     31,497,033      30,112,302
Total Liabilities and Stockholders' Equity ......................   $ 44,697,155      41,871,107

    The accompanying notes are an integral part of the financial statements.

                                Ultimistics, Inc.
                      Consolidated Statements of Operations
                             6 Months ended June 30,
                                   (Unaudited)
                                                    1995                 1996
         Revenues
Sales of co-operative units                   $   1,730,013           1,162,861
Cost of sales                                     1,253,864           1,149,074

   Gross profit                                     476,149              13,787

Rental revenue                                    1,461,274           1,297,408
Interest income                                       1,867              24,507
Other revenue                                       133,386              40,559

   Total revenue                                  2,072,676           1,376,261

         Operating Expenses
Sales and marketing                                  62,187              96,659
General and administrative                        1,492,645             894,210
Depreciation                                        661,110             506,737
Bad debt                                                  0                   0

   Total operating expenses                       2,215,942           1,497,606

Income/loss from operations                        (143,266)           (121,345)

Lawsuit expense (note 8)                             86,254                   0
Interest expense                                    409,212             417,219

Loss before taxes, minority interest and
  pre-acquisition loss                             (638,732)           (538,564)

Minority interest in subsidiary loss                 16,728              10,828
Pre-acquisition loss                                      0                   0
Provision for income tax benefit (note 1h)                0                   0

Net loss                                       $   (622,004)           (527,736)

Net loss per share                             $       -                  (0.02)

Weighted average shares outstanding                    -             27,609,507


    The accompanying notes are an integral part of the financial statements.

                                                 Ultimistics, Inc.
                                  Consolidated Statements of Stockholders' Equity
                               Shares of                             Additional  Cumulative     Retained    Total
                               Common       Common       Pref'd      Paid in     Translation    Earnings/   Stockholders'
                               Stock        Stock        Stock       Capital     Adjustment     (Deficit)   Equity

BALANCE, January 1,    1996    26,565,551   $    266           0     29,172,653  3,113,676      (1,290,909) 30,995,686


Issuance of additional
   shares 3/27/96               2,000,000         20           0            (20)         0               0           0


Foreign currency
   translation adjustment               0          0           0              0   (355,648)              0    (355,648)


Net (loss)                              0          0           0              0          0        (527,736)   (527,736)


BALANCE, June
   30, 1996 (Unaudited)        28,565,551   $    286           0     29,172,633  2,758,028      (1,818,645) 30,112,302





    The accompanying notes are an integral part of the financial statements.

                                Ultimistics, Inc.
                      Consolidated Statements of Cash Flows
                             6 Months ended June 30,
                                   (Unaudited)
                                                            1995           1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) ................................   $  (622,004)      (527,736)
Adjustments to reconcile net loss to
     net cash used for operating activities:
  Minority interest in subsidiary ................       (16,728)       (10,828)
  Amortization ...................................             0              0
  Depreciation ...................................       661,110        506,737
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable .....      (247,241)      (856,303)
  (Increase) decrease in prepaid and other assets         (1,907)        (2,128)
  Increase (decrease) in accounts payable ........    (1,401,718)       (53,043)
  Increase (decrease) in tenant deposits .........       456,164        (96,588)
  Increase (decrease) in accrued expenses ........       381,822         64,255
Net cash (used) provided by operating activities .      (801,339)      (980,693)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate held for sale ...........      (128,107)        (2,057)
Purchase of fixed assets .........................             0              0
Net cash (used) provided by investing activities .      (128,107)        (2,057)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash .....................             0              0
Common stock of subsidiary issued for cash .......             0              0
Funds advanced on third party debt ...............       329,965              0
Payments on third-party debt .....................      (174,378)      (184,522)
Net cash provided (used) by financing activities .       155,587       (184,522)

Foreign currency translation adjustment ..........     1,089,393      1,447,383

Net increase (decrease) in cash ..................       326,371        285,170

CASH, beginning of period ........................       342,417        524,089

CASH, end of period ..............................   $   668,788        809,259

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash ............................   $   354,445        424,998

Noncash financing activities:
     Stock issued to Skyguards ...................   $         0             20

    The accompanying notes are an integral part of the financial statements.

                                Ultimistics, Inc.
                   Notes to Consolidated Financial Statements
                                   (Unaudited)

     (1) Summary of Significant Accounting Principles The following summarize the more significant accounting and reporting policies and practices of the
Company:

     a) Basis of presentation The financial statements reflect the consolidated financial position and consolidated results of operations of SCI Barentin, prior to the acquisition by the Company, and on a consolidated with the Company basis subsequent to the acquisition. The acquisitions have been accounted for as a reorganization of SCI Barentin. The financial statements include all adjustments which in the opinion of management are necessary for fair presentation.

     b) Basis of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity and earnings/ loss of SCI Barentin and its subsidiaries. Intercompany transactions have been eliminated.

     c) Fixed assets Depreciation expense was $661,110 and $506,737 for the 6 months ended June 30, 1995 and 1996.

     d) Accounts receivable Accounts receivable also includes $1,061,507 which is comprised of amounts due it from notaries for the sale of Paris located cooperative units. Bad debt expense was $0 and $0 for the six months ended June 30, 1995 and 1996, respectively.

     e) Cash and equivalents The Company considers all short-term deposits with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to $205,721 and $691,396 at June 30, 1995 and 1996.

     f) Foreign currency translation The Company has had no transaction gain or loss to date.

     g) Income taxes The Company has a deferred tax asset of $33,270 at June 30, 1996, for which the Company has established a 100% valuation reserve.This deferred tax asset is composed of the tax benefit of net operating loss carryforwards totaling $221,797 at June 30, 1996, which expire as follows:
$18,709  in 2009,  $40,122  in 2010 and  $162,966  in 2011.  The tax  benefit is comprised of $33,270 in federal income tax benefit.

     The Company's subsidiary, Barentin has a loss carry-over for French tax purposes of $1,759,814 at June 30, 1996, which expire as follows: $890,623 in 1999, $341,455 in 2000, and $527,736 in 2001. Barentin has a deferred French tax asset of $586,600 at June 30, 1996, for which it has established a 100% valuation reserve.

     (2) Stockholders' equity The agreement consummating the acquisition was modified on March 27, 1996 whereby the Company issued an additional 2,000,000 resricted shares to Skyguards, as compensation for the commercial rental property in Evreaux and the two co-operative apartment projects located in Paris.

     (3) Commitments Rent expense for the six months ended June 30, 1995 and 1996 was $1,607 and $4,968, respectively. Cabinet DUFY's management fees for the six months ended June 30, 1995 and 1996 were $59,000 and $55,585. Financiere de Chazelles management fees for the six months ended June 30, 1995 and 1996 were $84,263 and $107,120.

     (4) Long term debt Interest expense for the six months ended June 30, 1995 and 1996 were $409,212 and $417,219. Aggregate maturities of long-term debt over the next five years are as follows: 1997 - $394,588; 1998 - $428,600; 1999 -
$465,543; 2000 - $505,672; 2001 - $549,259 and $6,713,910 thereafter.

                       Ultimistics, Inc. and Subsidiaries
                                  Schedule III
                    Real Estate and Accumulated Depreciation
                               December 31, 1995
                                 (In thousands)



                                                                                                                         Life which
                                                                                                                         deprec. in
                                                                                                                          late. inc.
                           Bldg.s and              Carrying         Bldg.s and            Accum.    Date of               statemnt.
Descript. Encumb.  Land      Improve.   Improve.    Costs    Land     Improve.   Total    Deprec.   Construct.  Acquired  Computed

Apartment
Buildings
Barentin
and
Le Havre  First
France    Mtgs.   2,102      35,717       0            0     2,102    35,717     27,819   1,885      1953          1994      30yrs.


Warehouse
Evreaux
France    None       24         474       0            0        24       474        498      33      1991          1994      30yrs.


Retail
Building
Gap       First
France    Mtg.      104       3,569       0            0       104     3,569      3,673     238      1989          1994      30yrs.
